October 21, 2019

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:         Allianz Life Insurance Company of North America
Registration Statement on Form S-1 (Index Advantage Income)
File No. 333-230901

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, Allianz Life Insurance Company of North America and the principal underwriter, Allianz Life Financial Services, LLC, respectfully request that the effective date of the above-referenced Registration Statement, filed on October 21, 2019, be accelerated and that the Registration Statement be declared effective on November 8, 2019.

If you have any questions or comments, please feel free to contact Stewart Gregg at 763/765-2913 or stewart.gregg@allianzlife.com.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg, Senior Counsel
       _________________________________________
       Stewart D. Gregg, Senior Counsel

Allianz Life Financial Services, LLC

By: Kristine M. Lord-Krahn, Chief Legal Officer and Secretary
      ______________________________________________
      Kristine M. Lord-Krahn, Chief Legal Officer and Secretary

Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297